SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

34 91-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Telefónica –Request of information of the Spanish National Securities Market Commission	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

COMMUNICATION ON THE INFORMATION REQUESTED BY THE SPANISH NATIONAL SECURITIES MARKET COMMISSION TO ALL LISTED COMPANIES OR ISSUERS RELATING TO CERTAIN PROVISIONS OF THE COMPANIES ACT (LEY DE SOCIEDADES DE CAPITAL) WHICH ARE PART OF THE SECURITIES TRADING STANDARDS AND STOCK MARKET RULES

The Spanish National Securities Market Commission (“CNMV”) in a letter dated 12 November 2015, has asked Telefónica, S.A., as well as to other listed companies or issuers, information related to certain provisions of the Companies Act which are part of the securities trading standards and stock market rules. In reply to the aforementioned letter, the following information is provided to the Commission:

1. A proposal to amend the General Shareholders’ Meeting Regulations to adapt to new legal requirements was submitted at the General Shareholders’ Meeting of Telefónica, S.A. held on 12 June 2015. The amendment of the General Shareholders’ Meeting Regulations was reported to the CNMV in writing on 3 July 2015, filed in the Madrid Mercantile Registry on 12 August 2015 and reported again to the CNMV, having been filed in the Mercantile Registry, on 2 September 2015 in compliance with Article 513 of the Companies Act.

2. In compliance with the provisions of Article 514 of the Companies Act, Telefónica, S.A. ensures the equal treatment to all shareholders who are in the same position at all times, with respect to information requirements, participation and the exercise of voting rights at the Company’s General Shareholders’ Meetings.

3. The General Shareholders’ Meeting of Telefónica, S.A., held on 12 June 2015, was called with the notice required under Article 516 of the Companies Act. The call notice was published on the websites of the CNMV and Telefónica, S.A. on 29 April 2015 and in the newspapers “El País” and “Expansión” on 30 April 2015. Further, the notice mentioned all the content required by law, and specifically that established in Article 517 of the Companies Act.

4. The Company published on its website the resolutions approved and the results of the voting on each of the items on the Agenda submitted at the General Shareholders’ Meeting held on 12 June 2015, within 5 days after the conclusion of the meeting, according to the provisions of Article 525.2 of the Companies Act .

5. To the Company’s knowledge, no proxy solicitations were made by any Directors in a personal capacity at the last General Shareholders’ Meeting.

However, and without prejudice to the above, the Chairman of the Board of Directors and some Board members, as is usual practice, did receive from different shareholders various proxy cards for votes in favour, issued by depositories in charge of the book-entry register, through the usual channels and independently from the instructions and indications released by the Company. Proxies received totalled 2,105,835,953 voting rights.

Additionally, both the current General Shareholders’ Meeting Regulations and the call notice issued by the Board and the proxy cards made available by the Company to shareholders for the meeting, contain, or contained, the rules to be applied in the event of conflict of interest, and absence or unclear voting instructions, and the extension of the proxy, where applicable, to include business that, while not included in the meeting agenda, could be legally transacted at the General Shareholders’ Meeting without being construed as a significant incident.

The aforementioned voting rights were exercised by all members of the Board receiving clear voting instructions for each of the items on the meeting Agenda, and at the General Shareholders’ Meeting held on 12 June 2015 no business was transacted that had not been included in the Agenda published in the call notice.

6. The Board of Directors of Telefónica, S.A., at its meeting of 25 November 2015, approved the resolution to amend the Company’s Shareholders’ Meeting Regulations to adapt to new legal requirements. This amendment was reported to the CNMV in writing on 26 November 2015, and, at the time of preparing this letter, is pending registration at the Mercantile Registry. The Company will inform the CNMV in a timely manner of the registration date in compliance with Article 529 of the Companies Act.

7. In accordance with Article 539.2 of the Companies Act, Telefónica, S.A publishes its average payment period to suppliers on its website.

8. The Company is aware of no shareholders’ agreements, regulated by Articles 530 and subsequent articles of the Companies Act, that may affect it, other than those that may have already been reported to the CNMV and are published on its website.

9. In accordance with Article 539.2 of the Companies Act, prior to the General Shareholders’ Meeting held on 12 June 2015, the Company had set up an electronic forum for shareholders on its website.

10. Lastly, the documents referred to in points 1, 2, 3, 4, 6 and 7 above are available at the following address: http://www.telefonica.com/es/shareholders-investors/jsp/home/.

Madrid, 3 December 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: December 03, 2015	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors